Exhibit 1

                                              XOMA CONTACTS: Ellen M. Martin
                                              510 644 1170 or 800 BIO XOMA
                                              Thomson IR: Juliane Snowden
                                              212-440-9981 or Tariq Jawad
                                              212-440-9974 for a copy of
                                              recent releases call: Fax
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                                              1.800.901.7788 or visit
                                              XOMA @ www.xoma.com

XOMA ANNOUNCES $12 MILLION COMMON STOCK PRIVATE PLACEMENT

Berkeley, CA - January 29, 1999 - XOMA Ltd. (Nasdaq: XOMA) announced today that it has agreed to sell 2.0 million shares of common stock to two institutional investors for gross proceeds of $12.0 million. The price represents approximately a 60% premium over the current market price for XOMA shares. Under certain circumstances the number of shares may be adjusted in the future. CIBC Oppenheimer served as an advisor to XOMA in connection with this transaction.

Financing proceeds will be used to fund development of products from XOMA's BPI drug development platform. The Company's lead BPI-derived product, NEUPREX(R), is currently in Phase III trials for two indications. XOMA's other BPI-derived products include I-PREX(TM), a topical antiinfective for ophthalmic use, and Mycoprex(TM), a systemic fungicidal.

"This financing is structured to provide the company with funding at terms that will enable us to share in the benefit, should our stock price increase during the next six months," said Peter B. Davis, XOMA's Chief Financial Officer. "If the stock price does not increase, there are protections for the investors that adjust the price of the stock at intervals in the future based on then-current market prices."

The common shares will be held in an escrow account until sold by the buyer (up to a maximum of three years). Beginning August 31, 1999, the number of shares remaining in the escrow account may be adjusted at 90-day intervals based on an 11% discount from the prevailing market price at that time. The investors are also receiving five-year warrants to purchase up to 240,000 shares of XOMA common stock at a 60% premium to the current market price.

XOMA Ltd. develops and manufactures recombinant protein (including antibody) and peptide pharmaceuticals. Medical targets include bacterial and fungal infections, infectious complications (such as endotoxin-associated complications that may follow trauma or surgery), and immunologic disorders. XOMA's primary drug development platform is BPI (bactericidal/permeability-increasing protein), a human host-defense protein found in white blood cells that has multiple anti-infective properties. XOMA recently changed its legal domicile to Bermuda; its R&D, manufacturing and administrative facilities are in Berkeley and Santa Monica, CA.

Statements made in this news release relating to product development or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions which may not prove accurate. Actual results could differ materially from those anticipated due to risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to the results of pending or future clinical trials, changes in the status of the company's collaborative relationships, uncertainties regarding the legal standards applicable to biotechnology patents, actions by the U.S. Food and Drug Administration or the U.S. Patent and Trademark Office, and the Year 2000 issue, are discussed in the company's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in evaluating XOMA's prospects.